UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934
For the month of January, 2009
Commission File Number 001-15190
Satyam Computer Services Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Satyam Infocity
Unit — 12, Plot No. 35/36
Hi-tech City layout, Survey No. 64, Madhapur
Hyderabad — 500 081
Andhra Pradesh, India
(91) 40 3063 6363
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.
The Company is incorporating by reference the information and exhibit set forth in this Form 6-K into its registration statement on Form S-8 (Registration No. 333-13772 and Registration No. 333-139949).

SIGNATURE
EXHIBITS INDEX
EX-99.1 Press release of Satyam dated January 16, 2009.

Other Events
On January 16, 2009, Satyam Computer Services Limited (“Satyam”) issued a press release announcing that the Ministry of Corporate Affairs, Government of India (the “Ministry”), had appointed three more directors to Satyam’s Board of Directors (the “Board”), bringing the total number of directors on the Board to six. The newly appointed directors are:
•	Mr. T.N. Manoharan, a former president of the Institute of Chartered Accountants of India;

•	Mr. Tarun Das of the Confederation of Indian Industry, a leading business association; and

•	Mr. S. Balakrishna Mainak of the Life Insurance Corp. of India.
As disclosed in Satyam’s Form 6-K submitted to the Securities and Exchange Commission on January 13, 2009, the Ministry previously appointed Mr. C. Achuthan, Mr. Kiran Karnik and Mr. Deepak S. Parekh to the Board on January 11, 2009.
The press release also stated that Satyam had completed disbursement of the first of two cycles of salary payments of its workforce in the United States for the month of January 2009.
A copy of the press release is attached hereto as exhibit 99.1 and is incorporated herein by reference.
Exhibits:
99.1	Press release of Satyam dated January 16, 2009.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATYAM COMPUTER SERVICES LIMITED
/s/ G. Jayaraman
Name : G. Jayaraman
Title : Global Head — Corp. Governance & Company Secretary

Date : January 16, 2009

EXHIBITS INDEX

99.1	Press release of Satyam dated January 16, 2009.